Exhibit 99.1

KANDAL M VENTURE LIMITED
Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

Kandal M venture limited
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: FMFC)

NOTICE OF POSTPONEMENT OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Kandal M Venture Limited (the “Company”) originally to be held on July 9, 2026 at 11am (Eastern date and time) at Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia will be postponed until further notice. Any proxy cards that have been submitted to the Company in respect of the EGM will be disregarded.

By Order of the Board of Directors,
/s/ Duncan Miao
Duncan Miao Chairman of the Board and Director

Date: July 7, 2026